UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 12, 2020, Husky Energy Inc. issued a press release announcing that it is taking a series of actions to fortify its business in response to challenging global market conditions. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 12, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

This news release contains references to the non-GAAP financial measure “debt to capital”. Please refer to “Non-GAAP Measures” at the end of this news release.

Husky Energy Cuts 2020 Spending By $1 Billion

2020 capital program reduced by $900 million; represents 33% reduction in upstream spending

$100 million in additional cost-saving measures

Husky Energy is taking a series of actions to fortify its business in response to challenging global market conditions.

These initiatives reflect the Company’s commitment to capital discipline, which includes maintaining the strength of its balance sheet while protecting value in an extended low commodity price environment. Husky’s drive to improve process and occupational safety is unaffected and remains a top priority.

“Husky has three important advantages: a strong balance sheet, an Integrated Corridor which includes a sizeable downstream and midstream segment, and Offshore operations that include long-term gas contracts in the Asia Pacific region not linked to the price of oil,” said CEO Rob Peabody.

Given current market conditions Husky will commence the safe and orderly reduction, or shut-in, of production where it is cash negative on a variable cost basis at current prices.

Strong Balance Sheet and Liquidity

Total liquidity is $4.9 billion, comprised of $1.4 billion in cash and $3.5 billion in unused credit facilities. In line with its committed credit facilities, Husky is required to maintain debt to capital of no more than 65%, and is well below this threshold with a ratio of 27% with no long-term debt maturities until 2022.

2020 Capital Program Reduced by $900 Million; Further Cost Reductions of $100 Million

Husky has revised its 2020 capital and production guidance as follows:

	Current	Previous
Capital Investment[1] ($ millions)
Upstream	1,750 – 1,900	2,625 – 2,800
Downstream	475 – 550	475 – 550

Total	2,300 – 2,500	3,200 – 3,400
Total Upstream Production[2] (mboe/day)	275 – 300	295 – 310

[1]Includes exploration capital and other capital expenditures but excludes asset retirement obligations, capitalized interest and Superior Refinery rebuild capital

[2]Includes curtailment allowance of 5,000 bbls/day in first half of 2020

Capital Reductions

•	Investment in resource plays and conventional heavy oil projects in Western Canada has been halted, with a focus on optimizing existing production and lowering costs.
•	Drilling of sustaining pads at all thermal operations has been suspended.
•	Lloydminster thermal projects scheduled to be delivered beyond 2020 have been deferred and will be reconsidered as market conditions improve.
•

In the Asia Pacific region, the development of the Block 15/33 oil field offshore China has been deferred by a year. In Indonesia, development of the MDA-MBH natural gas field has been deferred. The Liuhua 29-1 field at the Liwan Gas Project is being advanced as planned, with first production expected by the end of 2020.

•	The Company continues to review further capital adjustments in response to the current market environment.

Additional cost reduction initiatives totalling approximately $100 million in 2020 will include a reduction in well servicing activities on uneconomic production, and a halt in exploration activity.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Communication Manager,

External Communications & Issues Management

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

In particular, forward-looking statements in this news release include, but are not limited to, references to: general strategic plans; expected 2020 ranges of total capital investment and total upstream production; the expected timing of first production at Liuhua 29-1; and potential savings from additional cost reduction initiatives.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2019 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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NON-GAAP MEASURES

This news release contains reference to the term “debt to capital”. This measure is used to enhance the Company’s reported financial performance or position. This measure is a useful complementary measure in assessing the Company’s financial performance, efficiency and liquidity. There is no comparable measure to this non-GAAP measure under IFRS.

“Debt to capital” is a non-GAAP measure that is calculated as total debt (being the sum of long term debt, long term debt due within one year and short term debt) and certain adjusting items specified in the Company’s credit agreement divided by total debt, shareholders’ equity and certain adjusting items specified in such credit agreement. Debt to capital is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated: (i) projected production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; (ii) all Husky working interest production volumes quoted are before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

All currency is expressed in this news release in Canadian dollars.

3 HUSKY ENERGY INC.